UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
`
Under the Securities Exchange Act of 1934

Franklin Covey Co.
(Name of Issuer)

Common Stock, $0.05 par value
(Title of Class of Securities)

353469 10 9
(CUSIP Number)

N. Todd Leishman, Esq.
Durham Jones & Pinegar, P.C.
111 East Broadway, Suite 900
Salt Lake City, Utah 84111
(801) 415-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2013
(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. Name of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only) Stephen R. Covey (deceased)

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not Applicable (b) [ ] Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions): Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: None
8. Shared Voting Power: None
9. Sole Dispositive Power: None
10. Shared Dispositive Power: None
11. Aggregate Amount Beneficially Owned by Each Reporting Person: None

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person (See Instructions) IN

1. Name of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only) Sandra M. Covey

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not Applicable (b) [ ] Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions): Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: None
8. Shared Voting Power: None
9. Sole Dispositive Power: None
10. Shared Dispositive Power: None
11. Aggregate Amount Beneficially Owned by Each Reporting Person: None

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person (See Instructions) IN

1. Name of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only) Sanstep Properties, L.C., EIN 87-0589130

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not Applicable (b) [ ] Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions): Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: State of Utah

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: None
8. Shared Voting Power: None
9. Sole Dispositive Power: None
10. Shared Dispositive Power: None
11. Aggregate Amount Beneficially Owned by Each Reporting Person: None

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person (See Instructions) OO

1. Name of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only) SRSMC Properties, LLC, EIN 87-055416

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not Applicable (b) [ ] Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions): Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: State of Utah

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: None
8. Shared Voting Power: None
9. Sole Dispositive Power: None
10. Shared Dispositive Power: None
11. Aggregate Amount Beneficially Owned by Each Reporting Person: None

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person (See Instructions) OO

This Amendment No. 2 filed on behalf of Stephen R. Covey (deceased), Sandra M. Covey, Sanstep Properties, L.C., and on behalf of SRSMC Properties, LLC, a dissolved entity (each a “Reporting Person” and collectively, the “Reporting Persons”) amends and supplements the Statement of Schedule 13D filed on January 30, 2003, as amended by Amendment No. 1 filed September 3, 2003 (the “Schedule 13D”), with respect to beneficial ownership of common stock, par value $0.05 per share (the “Common Stock”) of Franklin Covey Co. (the “Company”).  As a result of certain dispositions described herein, the Reporting Persons no longer have any beneficial ownership in the Common Stock.  Therefore, this Amendment No. 2 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons.

Item 4.                      Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Since the date of filing the last amendment to Schedule 13D, the following non-material changes in beneficial ownership of one or more of the Reporting Persons occurred:

(i)           on January 30, 2006, Sanstep Properties, L.C. gifted 6,000 shares of the Common Stock to John M.R. Covey and his spouse;

(ii)           on August 28, 2009, Sanstep Properties, L.C. acquired 40,000 shares of the Common Stock from SRSMC Properties, LLC in connection with Sanstep Properties, L.C.’s acquisition of all of the assets of SRSMC Properties, LLC;

(iii)           on December 29, 2009, December 21, 2010 and December 21, 2011, Sanstep Properties, L.C. gifted 37,000, 25,000 and 26,082 shares of the Common Stock, respectively, to an unaffiliated charity;

(iv)           on March 30, 2007,  March 31, 2008, January16, 2009, January 29, 2010 and January 14, 2011, Stephen R. Covey received restricted stock awards of 4,500, 4,500, 8,264, 7,633 and 4,745 shares of the Common Stock, respectively, from the Company;

(v)           on January 2, 2010, January 16, 2010, January 29, 2011, March 31, 2011 and February 1, 2012,  Stephen R. Covey transferred to Sanstep Properties, L.C., 4,500, 8,264, 7,633, 4,500 and 4,745 shares of the Common Stock, respectively, upon vesting of the restricted stock awards described in subsection (iv) above;

(v)           on July 16, 2012, Stephen R. Covey died, upon which his interest in Sanstep Properties, L.C. irrevocably vested in The Stephen R. Covey 2005 Living Trust, and Sandra M. Covey became the sole manager of Sanstep Properties, L.C.; and

(vi)           on May 3, 2013, Sanstep Properties, L.C. gifted 115,000 shares of the Common Stock to The SMC Charitable Foundation and on March 8, 2013, Sanstep Properties, L.C. transferred 741,915 shares of the Common Stock to The Stephen R. Covey 2005 Living Trust in redemption of the Trust’s membership interest in Sanstep Properties, L.C.  Each of Sanstep Properties, L.C., The Stephen R. Covey 2005 Living Trust and The SMC Charitable Foundation are under the common control of Sandra M. Covey.

On May 8, 2013, the following material change of beneficial ownership of one or more of the Reporting Persons occurred: Sanstep Properties, L.C., The SMC Charitable Foundation, and The Stephen R. Covey 2005 Living Trust sold 131,029, 115,000 and 741,915 shares of the Common Stock, respectively, to various unaffiliated purchasers in a series of transactions at a per share price of $13.25.

As a consequence of the transactions described above, none of the Reporting Persons are beneficial owners of the Common Stock.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As a result of the transactions described in Item 4 above, the Reporting Persons do not have, and could not be deemed to have, beneficial ownership of the Common Stock.

(b) As a result of the transactions described in Item 4 above, the Reporting Persons do not have, and could not be deemed to have, any voting or dispositive powers with respect to the Common Stock.

 (c) The Reporting Persons have not engaged in any transactions in the Common Stock during the last sixty (60) days, except as described in this Amendment No. 2.

(d) Not applicable.

(e) May 8, 2013.

Item 7.                      Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 2013

/s/ N. Todd Leishman
Stephen R. Covey (deceased) by N. Todd Leishman,
Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

/s/ N. Todd Leishman
Sandra M. Covey by N. Todd Leishman, Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

Sanstep Properties, L.C.

/s/ N. Todd Leishman  by N. Todd Leishman, Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

SRSMC Properties, LLC

/s/ N. Todd Leishman  by N. Todd Leishman, Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 1

Joint Filing Agreement

         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows that such information is inaccurate.

Dated:   May 9, 2013

/s/ N. Todd Leishman
Stephen R. Covey (deceased) by N. Todd Leishman,
Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

/s/ N. Todd Leishman
Sandra M. Covey by N. Todd Leishman, Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

Sanstep Properties, L.C.

/s/ N. Todd Leishman  by N. Todd Leishman, Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

SRSMC Properties, LLC

/s/ N. Todd Leishman  by N. Todd Leishman, Attorney-in-fact pursuant to a Limited Power of Attorney dated January 19, 2006, a conformed copy of which is filed herewith and incorporated herein by this reference.

Limited Power of Attorney
For Executing Forms 3, 4 and 5 and Schedule 13D and Schedule 13G

I, STEPHEN R. COVEY, hereby make, constitute and appoint N. TODD LEISHMAN as my true and lawful attorney-in-fact and agent (my “Agent”), for the following limited purposes:

1.       To execute for me and on my behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13D and 13G (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13 (g) of the Securities Exchange Act of 1934 and the rules thereunder, as a result of my ownership of or transactions in securities of FRANKLIN COVEY CO.;

2.       To do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13D or 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

3.       To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of my Agent, may be for my benefit, in my best interest, or legally required by me, it being understood that the documents executed by my Agent on my behalf pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as my Agent may approve in his discretion.

I hereby grant to my Agent full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as my Agent might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that my Agent shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. I acknowledge that my Agent, in serving in such capacity at my request, is not assuming any of my responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Electronic or paper copies of this Limited Power of Attorney when executed shall have the same force and effect as the original. This Limited Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 or 5 or Schedules 13D or 13G with respect to my holdings of and transactions in securities issued by FRANKLIN COVEY CO., unless earlier revoked by me in a signed writing delivered to my Agent.

IN WITNESS WHEREOF, I have caused this Limited Power of Attorney to be executed as of the 19 day of January, 2006.

/s/ Stephen R. Covey
Stephen R. Covey

Limited Power of Attorney
For Executing Forms 3, 4 and 5 and Schedule 13D and Schedule 13G

I, SANDRA M. COVEY, hereby make, constitute and appoint N. TODD LEISHMAN as my true and lawful attorney-in-fact and agent (my “Agent”), for the following limited purposes:

1.       To execute for me and on my behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13D and 13G (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13 (g) of the Securities Exchange Act of 1934 and the rules thereunder, as a result of my ownership of or transactions in securities of FRANKLIN COVEY CO.;

2.       To do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13D or 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

3.       To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of my Agent, may be for my benefit, in my best interest, or legally required by me, it being understood that the documents executed by my Agent on my behalf pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as my Agent may approve in his discretion.

I hereby grant to my Agent full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as my Agent might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that my Agent shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. I acknowledge that my Agent, in serving in such capacity at my request, is not assuming any of my responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Electronic or paper copies of this Limited Power of Attorney when executed shall have the same force and effect as the original. This Limited Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 or 5 or Schedules 13D or 13G with respect to my holdings of and transactions in securities issued by FRANKLIN COVEY CO., unless earlier revoked by me in a signed writing delivered to my Agent.

IN WITNESS WHEREOF, I have caused this Limited Power of Attorney to be executed as of the 19 day of January, 2006.

/s/ Sandra M. Covey
Sandra M. Covey

Limited Power of Attorney
For Executing Forms 3, 4 and 5 and Schedule 13D and Schedule 13G

SANSTEP PROPERTIES, L.C., a Utah limited liability company (“SANSTEP”) hereby makes, constitutes and appoints N. TODD LEISHMAN as its true and lawful attorney-in-fact and agent (the “Agent”), for the following limited purposes:

1.       To execute for SANSTEP and on SANSTEP’s behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13D and 13G (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13 (g) of the Securities Exchange Act of 1934 and the rules thereunder, as a result of SANSTEP’s ownership of or transactions in securities of FRANKLIN COVEY CO.;

2.       To do and perform any and all acts for SANSTEP and on SANSTEP’s behalf which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13D or 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

3.       To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of my Agent, may be for the benefit, in the best interest, or legally required by SANSTEP, it being understood that the documents executed by the Agent on SANSTEP’s behalf pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Agent may approve in his discretion.

SANSTEP hereby grants to the Agent full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Agent might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Agent shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. SANSTEP acknowledges that the Agent, in serving in such capacity at SANSTEP’s request, is not assuming any of SANSTEP’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Electronic or paper copies of this Limited Power of Attorney when executed shall have the same force and effect as the original. This Limited Power of Attorney shall remain in full force and effect until SANSTEP is no longer required to file Forms 3, 4 or 5 or Schedules 13D or 13G with respect to its holdings of and transactions in securities issued by FRANKLIN COVEY CO., unless earlier revoked by SANSTEP in a signed writing delivered to the Agent.

IN WITNESS WHEREOF, SANSTEP has caused this Limited Power of Attorney to be executed as of the 19 day of January, 2006.

SANSTEP Properties, L.C.,
A Utah limited liability company

By /s/ Stephen R. Covey
     Stephen R. Covey, its Manager

Limited Power of Attorney
For Executing Forms 3, 4 and 5 and Schedule 13D and Schedule 13G

SRSMC PROPERTIES, LLC, a Utah limited liability company (“SRSMC”) hereby makes, constitutes and appoints N. TODD LEISHMAN as its true and lawful attorney-in-fact and agent (the “Agent”), for the following limited purposes:

1.       To execute for SRSMC and on SRSMC’s behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13D and 13G (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13 (g) of the Securities Exchange Act of 1934 and the rules thereunder, as a result of SRSMC’s ownership of or transactions in securities of FRANKLIN COVEY CO.;

2.       To do and perform any and all acts for SRSMC and on SRSMC’s behalf which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13D or 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

3.       To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of my Agent, may be for the benefit, in the best interest, or legally required by SRSMC, it being understood that the documents executed by the Agent on SRSMC’s behalf pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Agent may approve in his discretion.

SRSMC hereby grants to the Agent full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Agent might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Agent shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. SRSMC acknowledges that the Agent, in serving in such capacity at SRSMC’s request, is not assuming any of SRSMC’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Electronic or paper copies of this Limited Power of Attorney when executed shall have the same force and effect as the original. This Limited Power of Attorney shall remain in full force and effect until SRSMC is no longer required to file Forms 3, 4 or 5 or Schedules 13D or 13G with respect to its holdings of and transactions in securities issued by FRANKLIN COVEY CO., unless earlier revoked by SRSMC in a signed writing delivered to the Agent.

IN WITNESS WHEREOF, SRSMC has caused this Limited Power of Attorney to be executed as of the 19 day of January, 2006.

SRSMC Properties, LLC,
A Utah limited liability company

By /s/ Stephen R. Covey
Stephen R. Covey, its Manager